Exhibit 99.1

Yandex Provides Update on Impact of Current Developments

Moscow, Amsterdam, March 3, 2022 – Yandex (NASDAQ and MOEX: YNDX), a Netherlands-registered company and one of Europe’s largest internet businesses as well as the leading search and ride-hailing provider in Russia, today provided an update on the impact of current geopolitical developments on the Company.

In recent days, a number of governments, including those of the United States, United Kingdom and European Union, have adopted new sanctions on specified persons and entities in Russia, including the Central Bank of Russia, and new export controls affecting specific, sensitive technologies.

None of Yandex N.V., any of our subsidiaries, any of the members of our Board of Directors or management or any of our principal shareholders is a target of these sanctions.

We are currently analyzing the new export controls and working closely with our vendors. None of the Yandex group companies operates in the defense, aerospace or maritime sectors that have been specifically targeted. We understand, however, that a number of companies based in the U.S., U.K., E.U. and elsewhere have indicated that that they are currently suspending supplies and services to customers in Russia. We believe that our current data center capacity and other technology critical to operations will allow us to continue to operate in the ordinary course for at least the next 12 to 18 months. In the event of any prolonged suspension of supplies of hardware, software or other technology used in our business or offerings, if we are unable to secure alternative sources, our operations could be materially adversely affected over time. In addition, we understand that many suppliers have announced intentions to suspend the sale of consumer goods to Russia, and several major shipping companies have ceased shipments to Russia; such actions, if prolonged, would result in a reduction of the number and selection of goods we are able to offer through Yandex.Market.

As of February 28, 2022, Yandex had USD- and euro-denominated cash balances of approximately $615 million (of which a USD-equivalent of approximately $370 million is located outside of Russia) and approximately RUB 47 billion of ruble cash and cash equivalents as of February 28, 2022. We do not currently expect the blocking of certain financial institutions in Russia from the SWIFT system to affect our day-to-day operations. Any prolonged economic downturn in Russia as a result of sanctions, depreciation of the ruble or negative consumer sentiment could have a material adverse effect on our results.

We are aware of press speculation regarding the possibility that the Russian government would take steps to effect changes of control of companies or assets in Russia in response to the sanctions that have been imposed. Although we are not aware of any plans in this regard, the majority of our operations and assets are located in Russia and therefore any such action would have a material adverse impact on the value of the Yandex group as a whole. Our parent company is registered in the Netherlands and has a number of direct and indirect subsidiaries located in countries outside of Russia. Our parent company and its direct and indirect foreign subsidiaries currently hold a USD-equivalent of approximately $370 million in cash as well as other assets and operations outside of Russia. See also the section headed “Risk Factors” in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 1, 2021, including in particular “Risks Related to the Current Global Political, Regulatory and Economic Environment” and “Risks Related to Our Governance Structure.”

On Monday, February 28, 2022, the Central Bank of Russia announced that the Moscow Stock Exchange would be closed at least through Friday, March 4, 2022. Also on February 28, Nasdaq and the New York Stock Exchange imposed as suspension of trading in securities of a number of companies with material operations in Russia, including Yandex, which currently remains in place. Under the terms of our 0.75% Convertible Notes due 2025, in the event of a suspension of trading of our Class A shares on Nasdaq of more than five trading days, the holders of those Notes would have the right to require us to redeem their Notes at par plus accrued interest. The current principal amount outstanding is $1.25 billion. In the event that such redemption right was triggered, we would be required to issue a notice within five calendar days informing the holders of the Notes of their redemption rights. The Yandex group as a whole does not currently have sufficient resources to redeem the Notes in full. In the event that we were prevented from distributing additional funds from our Russian subsidiaries to our Dutch parent company, Yandex would not have sufficient resources to redeem a majority of the Notes. Even if we are able to satisfy our redemption obligations under the Notes in full, if we are not able to secure additional financing, a requirement to redeem a material portion of the Notes would have a material adverse effect on our short-term financial position and liquidity and may affect our ability to meet our other obligations. We are currently conducting contingency planning to determine what steps we would take in this regard and what other sources of financing would be available to us, in the event that this redemption right is triggered.

There are currently no regulatory restrictions on the ability of U.S., U.K. or EU persons to acquire and trade in Yandex’s securities, and non-U.S. persons are not exposed to any U.S. secondary sanctions risks in connection with such transactions.

As of today, we continue providing continuous services to our users and partners as usual. Although we can provide no assurance that the current geopolitical situation and the resulting economic developments in Russia will not adversely affect our operations and financial results in the future, we are prepared to take any necessary measures to conserve cash, consider our capital allocation and budget appropriately during this period of uncertainty. We continue to closely monitor sanctions and export control developments and the macroeconomic climate in Russia and are assessing contingency plans to address potential developments.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services, navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets. Yandex, which has over 30 offices worldwide, has been listed on NASDAQ since 2011 and on Moscow Exchange since 2014.

More information on Yandex can be found at https://yandex.com/company/.

Contacts:

Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office:
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.com